                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-1(a)
                    Under the Securities Exchange Act of 1934

                              Empire Resorts, Inc.
                         -----------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         -----------------------------
                         (Title of Class of Securities)

                                   292052-10-7
                         -----------------------------
                                 (CUSIP Number)

                                 Maurice Dabbah
                              4, Rue du Mont Blanc
                             1201 Geneva-Switzerland
                                  4122-732-3501

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Maureen W. McCarthy, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                                 (212) 336-2000

                                January 12, 2004
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)

                              (Page 1 of 10 pages)

--------------------------
CUSIP NO. 292052-10-7

--------------------------------------------------------------------------------
  1.      NAME OF REPORTING PERSON:
          Maurice Dabbah
--------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
  3.      SEC USE ONLY

--------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS
                oo
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
--------------------------------------------------------------------------------
  NUMBER OF        7.     SOLE VOTING POWER
   SHARES                 -0-
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY         8.     SHARED VOTING POWER
    EACH                  5,732,261
  REPORTING        -------------------------------------------------------------
   PERSON          9.     SOLE DISPOSITIVE POWER
    WITH                  -0-
                   -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          5,732,261
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH REPORTING PERSON*
          5,732,261
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.30%
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of shares not held in his name except to the extent of his pecuniary interest therein.

                              (Page 2 of 10 pages)

--------------------------
CUSIP NO.
292052-10-7
--------------------------------------------------------------------------------
  1.      NAME OF REPORTING PERSON:
          Monticello Realty L.L.C.
--------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
  3.      SEC USE ONLY

--------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS
                oo
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7.     SOLE VOTING POWER
   SHARES                 -0-
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY         8.     SHARED VOTING POWER
    EACH                  5,732,261
  REPORTING        -------------------------------------------------------------
   PERSON          9.     SOLE DISPOSITIVE POWER
    WITH                  -0-
                   -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          5,732,261
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH REPORTING PERSON
          5,732,261
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.30%
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON
          oo
--------------------------------------------------------------------------------

                              (Page 3 of 10 pages)

---------------------
CUSIP NO.
292052-10-7
--------------------------------------------------------------------------------
  1.      NAME OF REPORTING PERSON:
          Manhattan Development Corporation
--------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
  3.      SEC USE ONLY

--------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS
                oo
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------------------------------------------------------------------------------
  NUMBER OF        7.     SOLE VOTING POWER
   SHARES                 -0-
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY         8.     SHARED VOTING POWER
    EACH                  5,732,261
  REPORTING        -------------------------------------------------------------
   PERSON          9.     SOLE DISPOSITIVE POWER
    WITH                  -0-
                   -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          5,732,261
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH REPORTING PERSON*
          5,732,261
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.30%
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of shares not held in its name except to the extent of its pecuniary interest therein.

                              (Page 4 of 10 pages)

ITEM 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Empire Resorts, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Rt 17B, P.O. Box 5013, Monticello, NY 12701.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed by the following persons and entities (each a "Reporting Person"):

         Maurice Dabbah ("Maurice Dabbah"), President, Manhattan Development Corporation, with a principal residence address at 4, Rue du Mont Blanc, 1201 Geneva, Switzerland. Maurice Dabbah is a citizen of Switzerland.

         Monticello Realty L.L.C., a Delaware limited liability company (the "LLC"), with a principal business address at 77 East 77th Street, New York, NY 10021.

         Manhattan Development Corporation, a New York corporation ("MDC"), with a principal business address at 77 East 77th Street, New York, NY 10021.

                  Schedule I sets forth the information required by Items 2(a)-(c) and 2(f) of Schedule 13D for the manager of the LLC and the executive officers and director of MDC.

                  During the last five years none of the above referenced Reporting Persons or any of their respective managers, directors or executive officers has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  These shares of Common Stock of the Company were issued to the LLC in consideration for the LLC's holdings in Monticello Casino Management, LLC ("MCM"), Mohawk Management, LLC ("Mohawk") and Monticello Raceway Management, Inc. ("MRM") pursuant to that certain Amended and Restated Securities Contribution Agreement, dated as of December 12, 2003 (the "Contribution Agreement").

ITEM 4.           PURPOSE OF TRANSACTION

                  Pursuant to the Contribution Agreement, the shares of Common Stock were issued to the LLC in exchange for the LLC's holding in MCM, Mohawk and MRM. Prior to the closing, the Company, MRM, MCM and Monticello Raceway Development Company LLC ("MRD") owned all of the development and management rights with respect to 229 acres of land

                              (Page 5 of 10 pages)
in Monticello, New York owned by Catskill Development, LLC ("Catskill"). The LLC is a member of Catskill. In order to improve existing gaming facilities, to install video lottery terminals and/or develop a Native American Casino on this land, a significant amount of financing is required. It is anticipated that the combination of the operations and assets of the Company, MRM, MCM, MRD and Mohawk into an integrated public company structure will better align the interests of the various members, improve management decision making, improve administrative efficiency and facilitate the necessary financing.

                  After the closing, the LLC may distribute the shares to some or all of its members, pro rata in accordance with their respective percentage interests in the LLC.

                  Other than as described in this Schedule 13D, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, provided, however, that notwithstanding anything to the contrary in this Schedule 13D, the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The foregoing is based upon 21,798,276 shares of the Common Stock outstanding on January 12, 2004, as reported to the Reporting Persons by the Company. As discussed more fully in Item 5(b) below, the LLC, MDC and Maurice Dabbah beneficially own 5,732,261 shares of Common Stock, representing 26.30% of the class.

                  (b) The LLC holds 5,732,261 shares of the Common Stock. MDC is the Manager of the LLC and Maurice Dabbah is the President and sole stockholder of MDC. As a result, each of the Reporting Persons has shared power to vote and shared power to dispose or to direct the disposition of all 5,732,261 shares of the Common Stock held by the LLC.

                  (c) Except for the transactions described in this Schedule 13D, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

                  (d) NA

                  (e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The shares of Common Stock beneficially owned by the Reporting Persons were transferred to the LLC pursuant to the Contribution Agreement. In exchange for the LLC's holdings in MCM, Mohawk and MRM, the Company issued 5,732,261 shares of Common Stock to the LLC.

                              (Page 6 of 10 pages)

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.        Contribution Agreement, dated as of December 12, 2003.
                  (Incorporated by reference--filed as an exhibit to Form S-4/A filed by Empire Resorts, Inc. on December 12, 2003.)

Exhibit 2.        Agreement of Joint Filing.

                              (Page 7 of 10 pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2004                         /s/Maurice Dabbah
                                               ---------------------------------
                                               Maurice Dabbah

                                               MONTICELLO REALTY L.L.C.
                                               By: MANHATTAN DEVELOPMENT
                                                   CORPORATION, Its Manager

Date: January 21, 2004                         By: /s/Maurice Dabbah
                                                   -----------------------------
                                                   Name: Maurice Dabbah
                                                   Title: President

                                               MANHATTAN DEVELOPMENT
                                               CORPORATION

Date: January 21, 2004                         By: /s/Maurice Dabbah
                                                   -----------------------------
                                                   Name: Maurice Dabbah
                                                   Title: President

                              (Page 8 of 10 pages)

                                   Schedule I

                       MANAGER OF MONTICELLO REALTY L.L.C.

NAME                                TITLE     BUSINESS ADDRESS
Manhattan Development Corporation   Manager   77 East 77th Street
                                              New York, NY 10021

                        DIRECTOR AND EXECUTIVE OFFICER OF
                        MANHATTAN DEVELOPMENT CORPORATION

NAME              TITLE                 CITIZENSHIP   BUSINESS ADDRESS
Maurice Dabbah    Director, President   Switzerland   4, Rue du Mont Blanc, 1201
                  and Treasurer                       Geneva, Switzerland

                              (Page 9 of 10 pages)